RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com


10015404

SUPPL

March 17, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letter dated March 17, 2010 intimating about disclosures with respect to acquisition of equity shares of the Company

Copy of the above letter is enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

3/23

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

March 17, 2010

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub.: Disclosure under Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Pursuant to the intimation received from Life Insurance Corporation of India, we enclose herewith disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, being acquisition of more than 14% equity shares of the Company by Life Insurance Corporation of India.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl : a/a

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

March 17, 2010

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub.: Disclosure under Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Pursuant to the intimation received from Life Insurance Corporation of India, we enclose herewith disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, being acquisition of more than 14% equity shares of the Company by Life Insurance Corporation of India.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl : a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Infrastructure Limited**	
Date of reporting	17.03.2010	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Limited (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/~~sellers~~ and PACs with them	Life Insurance Corporation of India	
Date of Acquisition/~~sale~~	11.03.2010	
Date of receipt of intimation of allotment by acquirer/~~seller~~	11.03.2010	
Mode of acquisition (e.g., open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Open Market	
Mode of sale (e.g., open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition/~~sale~~	3,14,06,160	13.941547
(b) Shares/ voting rights acquired/~~sold~~	1,34,540	0.059724
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	3,15,40,700	14.001271
Paid-up capital/total voting capital of the target company before the said acquisition	22,52,70,262 equity shares of Rs 10 each aggregating Rs 2,25,27,02,620	
Paid-up capital/total voting capital of the target company after the said acquisition	22,52,70,262 equity shares of Rs 10 each aggregating Rs 2,25,27,02,620	

Note :

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Infrastructure Limited




Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place : Mumbai

Date : 17.03.2010